1244046

1299643

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

Act	Securities Exchange Act of 1934
Section	240.17a-5
Rule	17a-5
Public Availability	May 27, 2004

May 20, 2004

Mr. Samuel Worley
Managing Director
CCG Securities, LLC
120 East De La Guerra Street
Santa Barbara, CA 93101

04031380

PROCESSED
AUG 26 2004
THOMSON FINANCIAL

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Worley:

This is in response to your letters dated January 15, 2004 and March 5, 2004, in which you and Robert D. Hughes request on behalf of CCG Securities, LLC ("Firm") an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the firm's fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on November 24, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on November 24, 2003, you have requested an exemption for the Firm from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from November 24, 2003, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

R. Grad

Rachael Grad
Attorney

Rachael

CCG

CCG SECURITIES, LLC

MEMBER NASD/SIPC

March 5, 2004

SECURITIES AND EXCHANGE COMMISSION

MAR 1 9 2004

DIVISION OF MARKET REGULATION

Mr. Thomas McGowan
Asst. Director
Division of Market Regulation
United States Securities and Exchange Commission
450 5th St. N.W.
Washington, DC 20549

Re: CCG Securities, LLC
SEC File # 8-66008
CRD# 127507

Dear Mr. McGowan:

CCG Securities, LLC recently wrote to you (January 15, 2004) requesting that our annual audit for 2003 be waived due to our broker-dealer approval date of November 24, 2003. We've not heard back from you and are seeking confirmation of our request from you.

Should you have questions or require additional information, please contact me at your convenience.

Very truly yours,

Samuel Worley

Samuel Worley
Managing Director

cc: W. Carson
P. Lenox

120 EAST DE LA GUERRA STREET, SANTA BARBARA, CA 93101
PHONE: (805) 963-8771 FAX: (805) 963-2664

CCG

CCG SECURITIES, LLC

MEMBER NASD/SIPC

January 15, 2004

Mr. Thomas McGowan
Asst. Director
Division of Market Regulation
United States Securities and Exchange Commission
450 5th St. N.W.
Washington, DC 20549

Re: CCG Securities, LLC
SEC File # 8-66008
CRD# 127507

Dear Mr. McGowan:

CCG Securities, LLC, a securities broker-dealer registered with the SEC, NASD and the State of California, hereby requests an exemption from preparing an audited financial statement pursuant to S.E.C Rule 17a-5 (17 CFR 240.17a-5) for the firm's fiscal year ending December 31, 2003.

The SEC and NASD approved our broker-dealer application on November 24, 2003. We request that the audit requirement for December 31, 2003 be waived with the condition that the certified annual report for the period ending December 31, 2004 begin with the firm's date of registration, November 24, 2003.

Should you have questions or require additional information, please contact me at your convenience.

Very truly yours,

Robert D. Hughes
President

cc: W. Carson
P. Lenox
S. Worley

120 EAST DE LA GUERRA STREET, SANTA BARBARA, CA 93101
PHONE: (805) 963-8771 FAX: (805) 963-2664

Matt

CCG

CCG SECURITIES, LLC

MEMBER NASD/SIPC

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 2 0 2004
DIVISION OF MARKET REGULATION

January 15, 2004

Mr. Thomas McGowan
Asst. Director
Division of Market Regulation
United States Securities and Exchange Commission
450 5th St. N.W.
Washington, DC 20549

Re: CCG Securities, LLC
SEC File # 8-66008
CRD# 127507

Dear Mr. McGowan:

CCG Securities, LLC, a securities broker-dealer registered with the SEC, NASD and the State of California, hereby requests an exemption from preparing an audited financial statement pursuant to S.E.C Rule 17a-5 (17 CFR 240.17a-5) for the firm's fiscal year ending December 31, 2003.

The SEC and NASD approved our broker-dealer application on November 24, 2003. We request that the audit requirement for December 31, 2003 be waived with the condition that the certified annual report for the period ending December 31, 2004 begin with the firm's date of registration, November 24, 2003.

Should you have questions or require additional information, please contact me at your convenience.

Very truly yours,

Robert D. Hughes
President

cc: W. Carson
P. Lenox
S. Worley

120 EAST DE LA GUERRA STREET, SANTA BARBARA, CA 93101
PHONE: (805) 963-8771 FAX: (805) 963-2664